Exhibit 21


            Subsidiaries of Registrant:

            BlowOut Video, Inc., an Oregon corporation.

            formovies.com, inc., an Oregon corporation.

            LRC, Inc., an Oregon corporation.

            Orient Link Enterprises, a foreign corporation.

            Rentrak Canada, Inc., a foreign corporation.

            Rentrak UK, Ltd., a foreign corporation.

            RTK Kelly, Ltd., a foreign corporation.

            3PF.COM, Inc., a Delaware corporation.